UNITED STATES	OMB APPROVAL OMB Number: 3235-0080 Expires: January 31, 2012 Estimated average burden hours per response ……..1.00
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number  005-833384

2020 ChinaCap Acquirco, Inc., NYSE Amex

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

c/o Surfmax Corporation, 221 Boston Post Road East, Suite 410 Marlborough, MA   01752

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Common Stock, $0.0001 par value; Units; Warrants

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17 CFR 240.12d2-2(a)(1)

☐	17 CFR 240.12d2-2(a)(2)

☐	17 CFR 240.12d2-2(a)(3)

☐	17 CFR 240.12d2-2(a)(4)

☑           Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange. 1

☐           Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, 2020 ChinaCap Acquirco, Inc. (Name of Issuer or Exchange) certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

2020 CHINACAP ACQUIRCO, INC.
Date: October 12, 2009	By:	/s/ G. George Lu
G. George Lu
Chairman of the Board, Chief Executive Officer and President

________________
1 Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.